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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                             (Amendment No. 2)*



                     RADA ELECTRONIC INDUSTRIES LIMITED
                  ----------------------------------------
                                (Name of Issuer)

                Ordinary Shares, Par Value NIS .002 Per Share
                ---------------------------------------------
                         (Title of Class of Securities)


                                   750115305
                   ----------------------------------------
                                 (CUSIP Number)


                                Robert T. Burke
                             Mandel, Buder & Verges
                               101 Vallejo Street
                            San Francisco, CA  94111
                                 (415) 781-4400

 (Name, Address and Telephone Number Persons Authorized to Receive Notices and
                                Communications)

                                  June 20, 1997
           --------------------------------------------------------
           (Date of Events which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Horsham Enterprises, Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2 (e)                                                  [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,614,215

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,614,215

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,614,215

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                           ---------------------
                                                             PAGE 3 OF 4 PAGES
                                                           ---------------------

     This statement amends Items 3 and 5 of the Statement on Schedule 13D filed by Horsham Enterprises, Limited, a British Virgin Islands corporation ("Horsham") on June 12, 1997, as amended by a Schedule 13D (A-1) filed June 18, 1997 (collectively, the "Schedule 13D"), relating to the Ordinary Shares, par value NIS .002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada") by amending such items as set forth below.

     Item 3 of the Schedule 13D is amended and restated as follows:

     "ITEM 3: SOURCE AND AMOUNT OF FUNDS

     The source of funds for the purchases described in Item 5 below was working capital."


     ITEM 5: INTEREST IN SECURITIES OF THE ISSUER of the Schedule 13D is amended by adding the following to the disclosures already made under the indicated subparagraphs in the Schedule 13D:

     "(a) Horsham consummated its exercise of its option to acquire 1,398,000 Ordinary Shares from Kellstrom Industries, Inc. for $3,473,512 on June 30, 1997, pursuant to the Stock Purchase Agreement and the Escrow Agreement previously filed with the Schedule 13D. On June 20, 1997, Horsham deposited $500,000 with Jeffries & Co. to purchase 216,215 Ordinary Shares on the open market. 129,729 Ordinary Shares were purchased on June 20, 1997, and 86,486 Ordinary Shares were purchased on July 1, 1997 in open market transactions. Accordingly, from June 20, 1997 to July 1, 1997, Horsham beneficially owned approximately 15% of the Ordinary Shares and from and after July 1, 1997, Horsham has beneficially owned approximately 16% of the Ordinary Shares. Horsham has sole voting and disposition power over all of these shares. Horsham is controlled by Howard P.L. Yeung and Kenneth Yeung."

     (b)  "See Item 5(a) above."

     (c)  "See Item 5(a) above."

                                       3
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                                                             PAGE 2 OF 4 PAGES
                                                           ---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            July 25, 1997
                                    --------------------------------
                                                (Date)

                                    HORSHAM ENTERPRISES, LIMITED



                                    By:  /s/ Roy K. C. Chan
                                         ------------------
                                         Roy K. C. Chan
                                         Managing Director

                                       4